Filed pursuant to Rule 424(b)(3)

File No. 333-202279

GRANT PARK
Grant Park Fund May 2016 Update June 16, 2016	FUND

Supplement dated June 16, 2016 to Prospectus dated April 29, 2016
Class	May ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-2.12%	-0.16%	$10.02M	$1,091.106
B	-2.17%	-0.43%	$111.15M	$900.255
Legacy 1	-1.93%	0.73%	$1.69M	$843.684
Legacy 2	-1.95%	0.63%	$0.59M	$827.357
Global 1	-2.24%	0.89%	$20.72M	$824.984
Global 2	-2.27%	0.81%	$2.43M	$809.515
Global 3	-2.41%	0.11%	$44.67M	$714.455

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary

Currencies:  The U.S. dollar strengthened against its global counterparts due to speculation about an interest rate increase and on disappointing international economic data which is suggestive of sluggish global growth. The Japanese yen declined ahead of the G7 meeting which discussed potential Japanese plans to weaken their currency. The Canadian dollar fell on disappointing economic data.

Energy:  Crude oil prices rose as demand increased and risks to future supplies were reinforced by a pipeline disruption in Nigeria and wildfires in Alberta, Canada. A decline in the number of active U.S. oil rigs and in U.S. crude stockpiles also moved crude oil markets higher. Natural gas prices rose as forecasts for warm weather raised expectations of increased demand.

Equities:  Global equity markets finished higher on increasing oil prices, better than expected earnings and positive global cues.

Fixed Income:  U.S. fixed income markets were mixed, with shorter-term treasuries down slightly on growing expectations of a possible interest rate hike. U.K fixed income markets rose on increased demand and as investors await a vote over a possible British exit from the European Union.

Grains/Foods:  Corn and soybean markets rose on improving demand, on USDA reports of slower planting progress in the U.S. and on smaller crop yields from South America. The USDA also reported soybean supplies were much lower than expected, which bolstered the markets. Cocoa prices fell in anticipation the current ideal crop-growing conditions could cause a potential surplus. Sugar markets rose on increased demand and continued weak supplies.

Metals:  Precious metals markets declined due to three factors: strength in the U.S. dollar, strength in the equity markets and indications the Federal Reserve may increase interest rates in the near term. Copper and base metals prices moved lower amidst concerns over mounting debt and slowing growth in China.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh

President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

GRANT PARK
Account Statement (Prepared from books without audit) For the month ended May 31, 2016	FUND

STATEMENT OF INCOME

Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$3,078,831	$8,967,421
Change In Unrealized Income (Loss)	-385,017	-2,661,737
Brokerage Commission	-84,837	-478,127
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-151,110	-848,824
Change in Accrued Commission	-5,609	14,022
Net Trading Income (Loss)	-3,705,404	4,992,755

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$77,744	$392,677
Interest, Other	38,687	189,892
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-3,588,973	5,575,324

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	-2,139	101,713
Operating Expenses	40,976	222,671
Organization and Offering Expenses	47,423	257,838
Brokerage Expenses	792,614	4,403,294
Dividend Expenses	0	0
Total Expenses	878,874	4,985,516

Net Income (Loss)	-$4,467,847	$589,808

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$200,124,470	$213,734,838
Additions	0	5,000
Net Income (Loss)	-4,467,847	589,808
Redemptions	-4,385,741	-23,058,764
Balance at May 31, 2016	$191,270,882	$191,270,882

PERFORMANCE SUMMARY BY CLASS

Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,091.106	9,180.33727	$10,016,717	-2.12%	-0.16%
B	$900.255	123,459.38917	$111,144,991	-2.17%	-0.43%
Legacy 1	$843.684	2,007.47618	$1,693,675	-1.93%	0.73%
Legacy 2	$827.357	717.08679	$593,287	-1.95%	0.63%
Global 1	$824.984	25,120.04510	$20,723,630	-2.24%	0.89%
Global 2	$809.515	3,002.31594	$2,430,419	-2.27%	0.81%
Global 3	$714.455	62,520.57902	$44,668,164	-2.41%	0.11%

To the best of my knowledge and belief the information contained herein is accurate and complete.

David Kavanagh, President

For Dearborn Capital Management, LLC

General Partner of Grant Park Futures Fund, Limited Partnership